SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sonim Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

83548F101

(CUSIP Number)

Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83548F101	13D

1	Names of Reporting Persons B. Riley Financial, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,139,085
	8	Shared Voting Power 10,680,492
	9	Sole Dispositive Power 1,139,085
	10	Shared Dispositive Power 10,680,492
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,819,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%*
14	Type of Reporting Person (See Instructions) HC

*	Percent of class is calculated based on (i) 20,896,692 shares of common stock, par value $0.01 (the “Common Stock” or “Shares”), of Sonim Technologies, Inc. (the “Issuer”) outstanding as of May 31, 2020 as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2020 (the “Form 10-K/A”), plus (ii) 36,800,000 shares of Common Stock issued in an underwritten public offering on June 9, 2020 (the “Offering”) plus (iii) 8,226,834 shares of Common Stock issued upon conversion of the Convertible Promissory Note (as described herein).

CUSIP No. 83548F101	13D

1	Names of Reporting Persons B. Riley Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,120,325
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,120,325
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,120,325
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%*
14	Type of Reporting Person (See Instructions) IA

*	Percent of class is calculated based on (i) 20,896,692 shares of Common Stock of the Issuer, outstanding as of May 31, 2020 as reported in the Issuer’s Form 10-K/A, plus (ii) 36,800,000 shares of Common Stock issued in the Offering plus (iii) 8,226,834 shares of Common Stock issued upon conversion of the Convertible Promissory Note.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons BRC Partners Management GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,120,325
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,120,325
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,120,325
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%*
14	Type of Reporting Person (See Instructions) OO

*	Percent of class is calculated based on (i) 20,896,692 shares of Common Stock of the Issuer, outstanding as of May 31, 2020 as reported in the Issuer’s Form 10-K/A, plus (ii) 36,800,000 shares of Common Stock issued in the Offering plus (iii) 8,226,834 shares of Common Stock issued upon conversion of the Convertible Promissory Note.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons BRC Partners Opportunity Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,120,325
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,120,325
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,120,325
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.8%
14	Type of Reporting Person (See Instructions) PN

*	Percent of class is calculated based on (i) 20,896,692 shares of Common Stock of the Issuer, outstanding as of May 31, 2020 as reported in the Issuer’s Form 10-K/A, plus (ii) 36,800,000 shares of Common Stock issued in the Offering plus (iii) 8,226,834 shares of Common Stock issued upon conversion of the Convertible Promissory Note.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons B. Riley Principal Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,560,167
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,560,167
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,560,167
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%
14	Type of Reporting Person (See Instructions) OO

*	Percent of class is calculated based on (i) 20,896,692 shares of Common Stock of the Issuer, outstanding as of May 31, 2020 as reported in the Issuer’s Form 10-K/A, plus (ii) 36,800,000 shares of Common Stock issued in the Offering plus (iii) 8,226,834 shares of Common Stock issued upon conversion of the Convertible Promissory Note.

CUSIP No. 83548F101	13D

1	Names of Reporting Persons Bryant R. Riley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 820,000
	8	Shared Voting Power 11,819,577
	9	Sole Dispositive Power 820,000
	10	Shared Dispositive Power 11,819,577
11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,639,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.2%*
14	Type of Reporting Person (See Instructions) IN

*	Percent of class is calculated based on (i) 20,896,692 shares of Common Stock of the Issuer, outstanding as of May 31, 2020 as reported in the Issuer’s Form 10-K/A, plus (ii) 36,800,000 shares of Common Stock issued in the Offering plus (iii) 8,226,834 shares of Common Stock issued upon conversion of the Convertible Promissory Note.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.001 (the “Common Stock”), of Sonim Technologies, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended to add the following:

Since the filing of the Schedule 13D on November 12, 2019, the following Reporting Persons have acquired shares of Common Stock as follows:

(1)	BRPLP purchased from BRPI an interest in the Convertible Promissory Note for $3,500,000 using its working capital, which interest was subsequently converted into 4,666,667 shares of Common Stock;

(2)	BRPI acquired 3,560,167 shares of Common Stock upon conversion of its remaining interest in the Convertible Promissory Note;

(3)	820,000 shares of Common Stock were acquired by the Robert Antin Children Irrevocable Trust, for which Mr. Riley serves as trustee, or by Mr. Riley as custodian for his children, in each case with personal funds, in the Issuer’s underwritten public offering which was priced on June 5, 2020 and closed on June 9, 2020 (the “Public Offering”) for an aggregate purchase price of approximately $615,000 (excluding commissions); and

(4)	BRPLP acquired 1,380,000 shares of Common Stock with working capital in the Public Offering for an aggregate purchase price of approximately $1,035,000 (excluding commissions).

See Item 4 below for additional information.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 1, 2020, BRPI entered into a Note Amendment and Debt Cancellation Agreement (the “Debt Cancellation Agreement”) with the Issuer which amended the Convertible Promissory Note to provide that, contingent upon the closing of the Offering, the Company would repay $4,000,000 of the outstanding indebtedness to BRPI in cash, and the remaining principal amount, accrued interest and other amounts outstanding under the Convertible Promissory Note would convert into shares of Common Stock at the public offering price of shares in the Offering. On June 4, 2020, BRPI sold to BRPLP an interest in the Convertible Promissory Note for $3,500,000. On June 9, 2020, the Issuer completed the Public Offering at a price per share of Common Stock of $0.75. As a result, on June 9, 2020, pursuant to the Debt Cancellation Agreement, the Company paid to BRPI $4,000,000 and the remaining principal amount, accrued interest and other amounts outstanding under the Convertible Promissory Note converted into an aggregate of 8,226,834 shares of Common Stock issued to BRPI and BRPLP (the “Conversion Shares”).

On June 11, 2020, the Issuer, BRPI and BRPLP entered into a registration rights agreement (the “RRA”) pursuant to which the Issuer agreed to prepare and file a registration statement (the “Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the resale of the Conversion Shares within 30 days of the closing of the Offering, and to use best efforts to have the Resale Registration Statement declared effective by the earliest of (i) if the Resale Registration Statement does not become subject to review by the SEC, 60 days after such closing, or (ii) if the Resale Registration Statement becomes subject to review by the SEC, 150 days after such closing, or longer if the SEC has not declared the Resale Registration Statement effective despite the Issuer’s best efforts. The RRA provides for liquidated damages upon the occurrence of certain events including the failure by the Issuer to file the Resale Registration Statement or cause it to become effective by the deadlines set forth above.

The foregoing descriptions of the Debt Cancellation Agreement and the RRA do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Debt Cancellation Agreement and the RRA, which are filed as Exhibits 4 and 5 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) – (b)

1. As of the date hereof, BRF beneficially owns directly 1,139,085 shares of Common Stock representing 1.7% of the Issuer’s Common Stock, BRPLP beneficially owns directly 7,120,325 shares of Common Stock, representing 10.8% of the Issuer’s Common Stock, BRPI beneficially owns directly 3,560,167 shares of Common Stock, representing 5.4% of the Issuer’s Common Stock, and Mr. Riley beneficially owns 12,639,577 shares of Common Stock representing 19.2% of the Issuer’s Common Stock either in his capacity as custodian for his children or as trustee of the Robert Antin Children Irrevocable Trust.

2. BRPGP is the general partner of BRPLP, BRCM is the parent company of BRPGP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Common Stock held by BRPLP.

3. Mr. Riley is the Chief Executive Officer of BRCM and Chairman and Co-Chief Executive Officer of BRF. As a result, Mr. Riley may be deemed to indirectly beneficially own the Shares held by BRF, BRPI and BRPLP.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, and thus, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

As of the date hereof, each of BRPLP, BRPGP, BRCM, BRF and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRPI, BRF and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPI.

As of the date hereof, each of BRF and Mr. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRF.

Item 6.	Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following: The descriptions of the Debt Cancellation Agreement and the RRA included in Item 4 are incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

4	Note Amendment and Debt Cancellation Agreement, dated June 1, 2020, between Sonim Technologies, Inc. and B. Riley Principal Investments, LLC (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed by the Issuer on June 2, 2010).

5	Registration Rights Agreement between Sonim Technologies, Inc., B. Riley Principal Investments, LLC and BRC Partners Opportunity Fund, LP, dated June 11, 2020 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 11, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2020

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
By:	Kenneth Young
Title:	Chief Executive Officer

/s/ Bryant R. Riley
By:	Bryant R. Riley

 EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the common stock, $0.001 par value per share, of Sonim Technologies, Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: November 11, 2019

B. RILEY FINANCIAL, INC.

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

/s/ Bryant R. Riley
By:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY PRINCIPAL INVESTMENTS, LLC

/s/ Kenneth Young
By:	Kenneth Young
Title:	Chief Executive Officer

B. RILEY FBR

/s/ Andy Moore
By:	Andy Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley, Chairman and Co-Chief Executive Officer	Co-Portfolio Manager of BRC Partners Opportunity Fund, LP, Chief Executive Officer of BRC Partners Management GP, LLC, Chief Executive Officer of B. Riley Capital Management, LLC, and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher, Co-Chief Executive Officer and Director	Co-Chief Executive Officer of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson, Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert D’Agostino, Director[1]	President of Q-mation, Inc., a supplier of software solutions	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Mikel Williams, Director	CEO & Director of privately held Targus International, LLC, supplier of carrying cases and accessories	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Todd D. Sims, Director	SVP of Digital Strategy, Anschutz Entertainment Group, Inc., a sports and entertainment company	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Robert L Antin, Director	Co-Founder, VCA, Inc., an owner and operator of Veterinary care centers & hospitals	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Michael J. Sheldon, Director	Chairman & CEO of Deutsch North America, a creative agency	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Marian K. Walters, Director	U.S. Representative from California’s 45th Congressional District – Retired	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Kenneth Young, President	President of B. Riley Financial, Inc., Chief Executive Officer of B. Riley Principal Investments, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Phillip J. Ahn, Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Alan N. Forman, Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 7th Floor New York, NY 10171	United States
Howard E. Weitzman, Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States
Daniel Shribman, Chief Investment Officer	CFO, Director & Principal Accounting Officer at B. Riley Principal Merger Corp., Chief Investment Officer for B. Riley Financial, Inc., and President for B. Riley Principal Investments LLC, a subsidiary of B. Riley Financial, Inc	299 Park Avenue, 7th Floor New York, NY 10171	United States

[1]	As of the close of business on the date hereof, Robert D’Agostino directly owned 400,000 shares of Common Stock. The aggregate purchase price of the 400,000 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds on June 5, 2020 is approximately $300,000. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.